GREENWIND NRG INC.
                     69 Saphire, The Grange, Stilorgan, Co.
                                Dublin, Ireland
                           Telephone +353 87 153 6399

                                April 10, 2012

Russell Mancuso
Branch Chief
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

     Re:  Greenwind NRG Inc.
          Registration Statement on Form S-1
          Filed December 23, 2012
          File No. 333-178741

Dear Mr. Mancuso

     Thank you for your March 1, 2012 comment correspondence to the above referenced Registration Statement on Form S-1 for Greenwind NRG Inc. (the "Company"). The following is in response to your March 1, 2012 correspondence. Underlined verbiage below constitutes your comments and our client's response is in regular type. We have simultaneously filed Amendment No. 2 to the Company's Registration Statement.

Prospectus Cover Page

1. PLEASE NOTE THAT PRIOR COMMENT 1 SOUGHT A SPECIFIC DATE THAT THE OFFERING WILL END AS REQUIRED BY REGULATION S-K ITEM 501(B)(8). ALSO, THE DISCLOSURE MUST APPEAR ON THE ONE-PAGE PROSPECTUS COVER REQUIRED BY REGULATION S-K
     ITEM 501(B), NOT THE FORM S-1 FACING PAGE. PLEASE REVISE YOUR FILING ACCORDINGLY.

     The cover page has been amended to include a description of the terms for ending the offering including a specific date.

2. PLEASE PROVIDE US A COPY OF YOUR PROSPECTUS IN THE FORM THAT YOU INTEND TO PROVIDE IT TO INVESTORS. THE COPY YOU PROVIDE SHOULD DEMONSTRATE THAT YOU INCLUDED THE DISCLOSURE MENTIONED IN PRIOR COMMENT 3 ON YOUR ONE-PAGE PROSPECTUS COVER.

     The as filed copy of the prospectus is the same version we intend to provide to investors. The cover page has been amended to include the disclosure mentioned in prior comment 3.

COMMENCE OPERATIONS, PAGE 5

3. EXHIBIT 10.1 APPEARS MERELY TO BE A CONTRACT TO SELL YOU THREE KITS. IF SO, AND YOU DO NOT HAVE ANY OTHER SUPPLY CONTRACTS, PLEASE REVISE YOUR DISCLOSURE THROUGHOUT YOUR PROSPECTUS, INCLUDING HERE AND ON PAGE 22, TO

     SAY SO CLEARLY AND TO REMOVE ANY IMPLICATION THAT YOU HAVE AN ON-GOING AGREEMENT WITH THE SUPPLIER. ALSO, REVISE THE LIQUIDITY DISCUSSION IN YOUR MANAGEMENT DISCUSSION AND ANALYSIS TO ADDRESS YOUR OBLIGATIONS UNDER THIS CONTRACT, WHEN YOU MUST MAKE THE PAYMENTS DUE UNDER THE CONTRACT, AND THE SOURCES OF CAPITAL FOR THE PAYMENTS.

     Exhibit 10.1 is not a contract to sell three kits. This is a price list for pricing given to Greenwind NRG Inc. to purchase three products. We are able to buy these products so long as the supplier carries them. We are under no obligation to purchase any products at this time so no payments are due related to the suggested changes to the liquidity discussion.

     BY TAKING PLACE IN THE OFFERING YOUR POSITION WILL BE DILUTED, PAGE 8

4. PLEASE EXPAND THE DISCLOSURE ADDED IN RESPONSE TO THE THIRD BULLET POINT OF PRIOR COMMENT 9 TO QUANTIFY THE DOLLAR AMOUNT OF DILUTION PER SHARE THAT INVESTORS IN THIS OFFERING WILL INCUR.

     The disclosure has been revised to include the actual price per share of dilution that investors will incur.

IF WE SELL ONLY 50% OF THE SHARES IN THIS OFFERING, PAGE 10

5. WE ARE UNABLE TO AGREE WITH THE LAST SENTENCE OF YOUR RESPONSE TO PRIOR COMMENT 9. ARTICLE I SECTION 6 OF EXHIBIT 3.2 APPEARS TO CREATE RISKS REGARDING POTENTIAL MINORITY SHAREHOLDER CONTROL REGARDLESS OF THE ISSUES MENTIONED IN THE THIS RISK FACTOR, INCLUDING AFTER THE CURRENT LARGE SHAREHOLDERS SELL THEIR SHARES. THEREFORE, PLEAS ADD A SEPARATE RISK FACTOR TO ADDRESS THE RISKS REGARDING THE POTENTIAL MINORITY SHAREHOLDER CONTROL THAT COULD RESULT FROM THE TWO-PERSON QUORUM MENTIONED IN ARTICLE I SECTION 6 OF EXHIBIT 3.2

     We have added the following risk factor to the amended S-1 filed with this response:

     "Due to the definition of quorum in our bylaws, there is a possibility that minority shareholders could take control of our company through actions taken at shareholder meetings."

     Our bylaws define quorum as two shareholders present to vote at a special or annual meeting of the company. At these meetings, shareholder can vote on various corporate matters, including the election of the board of directors. If our company holds an annual or special meeting of its shareholders for the purposes of electing a new board of directors, and only minority shareholders submit votes, they will be able to elect the company's board of directors. This board of directors may then take corporate actions which may be viewed as unfavorable to the majority of our company's shareholders."

OUR SECURITY HOLDERS MAY FACE SIGNIFICANT RESTRICTIONS, PAGE 11

6. REFER TO YOUR DISCLOSURE ADDED IN RESPONSE TO PRIOR COMMENT 11 THAT YOU DO NOT KNOW WHETHER YOUR SECURITIES WILL BE REGISTERED OR EXEMPT FROM STATE LAWS. WITH A VIEW TOWARD DISCLOSURE, PLEASE TELL US HOW YOU INTEND TO OFFER AND SELL SHARES IN THIS OFFERING WITHOUT DETERMINING THE APPLICABILITY OF STATE LAWS. IF YOU STATEMENT ON PAGE 17 THAT YOU ARE NOT OFFERING OR SELLING ANY SHARES IN THE UNITED STATES, PLEASE SAY SO CLEARLY AND DESCRIBE THE PURPOSE FOR THIS REGISTRATION STATEMENT.

     We do not plan on offering shares in the United States. The purpose of this registration statement is to register any shares we sell elsewhere in the United States with the aim of applying for quotation on the OTC Bulletin Board. Many of the prospective investors we approach in Ireland are interested in funding our company, but only if the company had an intention of an eventual public listing and we believe that our business plan is well suited for raising capital in the US in the coming months. Consequently, we believe that registering our stock with the SEC and applying for a public listing on the OTC Bulletin Board will be beneficial for our company in the long term.

7. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 11. PLEASE CLARIFY THE ROLE ON THIS OFFERING OF THE BROKER-DEALERS WHO AGREE TO SERVE AS "MARKET-MAKERS FOR [Y]OUR COMMON STOCK" MENTIONED IN THIS RISK FACTOR. PLEASE ENSURE THAT YOU CLEARLY IDENTIFY ANY PARTIES THAT ARE UNDERWRITERS AS DEFINED IN THE SECURITIES ACT OF 1933

     The comment related to broker-dealers is directed at secondary trading in the market once our registration statement is effective, we have sufficient investors and we find a market maker who agrees to have our securities quoted for trading. These may be restrictions on the market maker depending on where they are located and where our shareholders will be able to sell such securities. We confirm that no broker-dealers and no underwriters are involved in this offering.

DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES, PAGE 14

8. PLEASE REFER TO PRIOR COMMENT 13. WE NOTE YOUR RESPONSE TO OUR COMMENT, BUT DO NOT AGREE THAT YOUR CURRENT ASSETS OR NET TANGIBLE ASSETS ARE $13,480. NET TANGIBLE ASSETS IS THE DIFFERENCE BETWEEN TANGIBLE ASSETS OF $19,302 AND YOUR LIABILITIES OF $8,615, WHICH EQUALS $10,687. PLEASE REVISE THE FILING AND YOUR CALCULATION OF DILUTION AS APPROPRIATE. IN THIS REGARD, WE ALSO CONTINUE TO REQUEST YOU PROVIDE SUPPORT AND CALCULATION FOR THE POTENTIAL GAIN TO EXISTING STOCKHOLDERS OF $33,300.

     Revisions have been made to the dilution calculations to take into account the changes from the October 31, 2011 year end and the January 31, 2012 quarter end. The net tangible asset calculation was determined as per your example in comment 8. The potential gain to existing shareholders details has been removed.

9. WE ALSO NOTE THAT YOU DID NOT ADDRESS THE THIRD SENTENCE OF PRIOR COMMENT 13 AND REISSUE THIS PORTION OF THE COMMENT. WE NOT THAT THE PERCENTAGE OWNERSHIP AFTER THE OFFERING IF 50% OF SHARES SOLD ON PAGE 16 IS NOT MATHEMATICALLY ACCURATE. PLEASE REVISE ACCORDINGLY.

     We have redone the calculation and replaced the percentage of ownership after offering with the correct number.

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
Percentage of ownership after offering = new shares issued (5,000,000) / total shares issued (14,000,000) = 35.7%

PLAN OF DISTRIBUTION; TERMS OF THE OFFERING, PAGE 16

10. PLEASE ADDRESS THE SECOND SENTENCE OF PRIOR COMMENT 12 THAT ASKED YOU TO TELL US WHY YOU BELIEVE YOUR OFFICERS CAN RELY ON RULE 3A4-1 GIVEN RULE 3A4-1(A)(2) AND THE OFFICER LOAN THAT IS NOW MENTIONED ON PAGE 34

     We believe we are able to rely on Rule 3a4-1 because Rule 3a4-1(a)(2) does not apply to the loan provided by Mr. James Sammon. Rule 3a4-1(a)(2) provides a safe harbor from an associated individual being defined as a broker as long as they will not be receiving compensation or commissions to participate in the offering under Rule 3a4-1. Mr. Sammon will be receiving any compensation or commission from this offering. Mr. Sammon has not requested that the loan be repaid from the proceeds of the offering and, even if it was, we don't believe that a repayment of a loan is akin to compensation or paying of commissions. Please advise if the commission's interpretation of Rule 3a4-1 because Rule 3a4-1(a)(2) differs from ours.

11. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 15 THAT SUBSCRIBERS WILL HAVE RIGHTS AS SHAREHOLDERS WHEN THE BOARD APPROVES THE ISSUANCE OF THE SHARES. PLEASE RECONCILE THAT STATEMENT WITH EXHIBIT 5.1 WHICH IMPLIES THAT THE BOARD HAS APPROVED THE ISSUANCE OF THE SHARES. ALSO, IF THE BOARD HAS DISCRETION FOR AN INDEFINITE TIME PERIOD TO DELAY THE ISSUANCE OF SHARES WHILE INVESTORS HAVE PROVIDED YOU THE CONSIDERATION FOR THE SHARES PLEASE SAY SO DIRECTLY AND ADD APPROPRIATE RISK FACTORS.

     Exhibit 5.1 has been revised as requested.

GENERAL OVERHEAD, PAGE 22

12. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 18. PLEASE CLARIFY THE PHRASE `VARIABLE COST SAVINGS.' WE NOT YOUR EXPLANATION OF THE PHRASE AT BOTTOM OF PAGE 5 OF YOUR LETTER DATED FEBRUARY 15, 2012. ALSO, PROVIDE US COPIES OF THE MATERIALS THAT SUPPORT YOUR STATEMENT IN THE PENULTIMATE PARAGRAPH ON PAGE 24 REGARDING MEAN WIND SPEEDS. PLEASE MARK THE MATERIALS SO THEY ARE KEYED TO THE DISCLOSURE.

     A note has been added to the disclosure to define `variable cost savings':

     * "Variable cost savings" is defined as the savings associated with the price paid for energy consumption in addition to the capital required to purchase and set up the power generation equipment.

     The source for the comment made regarding wind speeds for Ireland is an online GIS interactive system. It is not a print source that we are able to provide a copy of. However this information is free to the public and can be viewed at the SEAI website: http://maps.seai.ie/wind/.

BUSINESS, PAGE 23

13. WE NOT YOUR RESPONSE TO PRIOR COMMENT 17; HOWEVER, YOUR DOCUMENT CONTINUES TO REFER TO SUPPLEMENTS, INCLUDING ON PAGES 13, 20, 24. PLEASE REVISE YOUR DOCUMENT AS APPROPRIATE. ALSO, GIVEN THAT THESE ISSUES REMAIN AFTER THEY WERE IDENTIFIED BY OUR PRIOR COMMENT, IT CONTINUES TO BE UNCLEAR WHAT
     DISCLOSURE PROCEDURES YOU USED THAT RESULTING IN THIS INCONSISTENT DISCLOSURE AND WHY YOU DON'T NOT BELIEVE THAT YOU SHOULD INCLUDE A RISK FACTOR TO DESCRIBE FOR INVESTORS THE EXTENT TO WHICH YOUR PROCEDURES CREATE A RISK OF PROVIDING INACCURATE INFORMATION IN THE FUTURE; PLEASE ADVISE.

     The document has been revised throughout and a risk factor has been added:

MUCH OF THE PROSPECTUS HAS BEEN DRAFTED BY A DIRECTOR AND OFFICER OF THE COMPANY AND BECAUSE OF THIS THERE IS A RISK OF INACCURATE INFORMATION.

James Sammon, a director and officer of the Company, helped to draft the budget requirements, plan of operations and business plan. Because of this there is an increased chance of human error and a risk of associated inaccurate information.

14. PLEASE DISCLOSE THE SUBSTANCE OF THE FIRST SENTENCE OF YOUR RESPONSE 23 REGARDING THE CHANGE IN CONTROL. ENSURE THAT YOUR DISCLOSURE IN RESPONSE TO THIS COMMENT CAN BE RECONCILED WITH YOUR STATEMENT ON PAGE 27 THAT YOUR OFFICERS HELD THEIR POSITION SINCE INCEPTION. ALSO, WITH REGARD TO THE LAST SENTENCE OF YOUR RESPONSE TO PRIOR COMMENT 23, PLEASE TELL US WHO SERVED AS YOUR PRINCIPAL EXECUTIVE OFFICER ON NOVEMBER 1, 2010

     The registration statement has been revised to reconcile the statement on page 27. Mr. Keith Flynn served as our Principal executive officer on November 1, 2010

MARKET, PAGE 24

15. PLEASE EXPAND THIS SECTION TO ADDRESS PRIOR COMMENT 19 THAT SOUGHT DISCLOSURE TO CLARIFY THE SIGNIFICANCE OF THE DISCLOSED WIND SPEED OF YOUR PROPOSED PRODUCT. FOR EXAMPLE, WILL THE DISCLOSED WIND SPEED GENERATE SUFFICIENT POWER FOR A SINGLE-FAMILY HOME? ALSO PLEASE DISCLOSE THE SUBSTANCE OF THE FIRST SENTENCE OF YOUR RESPONSE TO PRIOR COMMENT 19.

     We have added the following paragraphs to our prospectus to better answer previous comment 19:

The average electricity consumption of a household in the UK is 4,800kw per year. BERR ENERGY TRENDS DECEMBER 2007 www.berr.gov.uk/files/file43304.pdf. Our two larger turbines have the ability to generate 5kw per hour. This however is in optimal conditions which we will define as wind speeds above 16 miles per hour. So while a our larger units do have the ability to provide the energy to supply the average household with all its electricity consumption requirements it is still not a reliable stand-alone system for a household because of variable wind conditions. We are not marketing our products to provide complete energy requirements for homes but instead as a way of subsidizing a portion of energy costs for homes or as a power source where power would not otherwise be available.

Even if average wind speeds fall within optimal conditions there will be times when wind speeds are too slow or two fast to provide sufficient energy to a home. We remind potential investors that we are not providing a product to replace conventional energy for homes.

     The substance of the first sentence of our previous response to comment 19 was meant to give a min and max range of wind speeds where our products operate effectively.

COMPETITION, PAGE 24

16. GIVEN YOUR RESPONSE TO PRIOR COMMENT 18 THAT A COMPETITIVE PRICE ADVANTAGE IS NOT SOMETHING YOU CAN `PROVIDE SUPPORT FOR,' PLEASE TELL US WHY THIS SECTION CONTINUES TO DISCLOSE THAT YOU WILL USE PRICING TO BE COMPETITIVE AND DIFFERENTIATE YOURSELF.

     The registration Statement has been revised to remove reference to a price advantage being used to differentiate ourselves from competition.

GOVERNMENT REGULATION, PAGE 26

17. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 22. PLEASE TELL US THE PURPOSE OF THE LAST SENTENCE IN THIS SECTION. ARE YOU ATTEMPTING TO INCORPORATE DISCLOSURE BY REFERENCE? IF SO, PLEASE TELL US THE AUTHORITY THAT PERMITS SUCH INCORPORATION BY REFERENCE.

     The final sentence in the government regulation section has been removed.

18.  PLEASE  DISCLOSE  THE   SIGNIFICANCE  OF  BEING   "CLASSIFIED  AS  EXEMPTED
     DEVELOPMENT"

     We have added the below disclosure to the Government Regulation section:

     Statute N0 83 of 2007 was introduced into Irish Law in an attempt to ease the burden of planning for renewable energy systems including wind turbines and solar PV systems. If the requirements are met no applications or permits are required to erect an energy generation system such as a wind turbine.

RULE 144, PAGE 31

19. REFER TO YOUR DISCLOSURE IN RESPONSE TO PRIOR COMMENT 24. RATHER THAN MERELY EXPLAINING THE MECHANICS OF RULE 144, PLEASE APPLY THE RULE TO YOUR FACTS TO DISCLOSE THE DATE THAT YOUR OUTSTANDING SHARES COULD BE RESOLD IN RELIANCE ON RULE 144, REFLECTING THE EFFECT OF RULE144(I)

     We have added the following disclosure to our discussion of Rule 144, which applies the Rule to our facts.

     Consequently, each of our non-affiliate shareholders will be allowed to resell their shares under Rule 144 after the lapse of a one year holding period from the time of their original purchase. Additionally, if we are considered a shell company at some point in the future, as defined in Rule 230.405, any securities we issue during or after this time will not be eligible to be resold under Rule 144 until after one year passes from when we cease to be a shell and file Form 10 information on our business.

NON-CUMULATIVE VOTING, PAGE 33

20. PLEASE TELL US WHICH PROVISION OF YOUR ARTICLES OF INCORPORATION OR BYLAWS CONTAINS THE PROVISION REGARDING 9,000,000 SHARES MENTIONED IN THE FIRST SENTENCE OF THIS SECTION. IF THE PROVISION IS NOT CONTAINED IN THOSE DOCUMENTS, PLEASE TELL US WHY YOU BELIEVE THE DISCLOSURE IN THAT SENTENCE IS ACCURATE.

     The section on Non-cumulative voting has been removed from the Registration Statement.

REPORTS, PAGE 33

21. PLEASE DISCLOSE WHEN YOU INTEND TO FILE AN EXCHANGE ACT REGISTRATION STATEMENT AS PROVIDED IN YOUR RESPONSE TO PRIOR COMMENT 27. GIVEN THAT YOUR EXCHANGE ACT REGISTRATION STATEMENT WILL NOT BE EFFECTIVE BY THE TIME THAT THIS REGISTRATION STATEMENT ON FORM S-1 IS EFFECTIVE, PLEASE PROVIDE A RISK FACTOR DISCLOSURE MENTIONED IN PRIOR COMMENT 27

     We plan to file the Form 8-A Registration Statement under the Exchange Act on or before October 31, 2012, assuming this Registration Statement is effective by that time. We have added this disclosure to our amended S-1 filed with this response.

     We have also added the following risk factor:

     IF WE DO NOT FILE A REGISTRATION STATEMENT ON FORM 8-A TO BECOME A MANDATORY REPORTING COMPANY UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934, WE WILL CONTINUE AS A REPORTING COMPANY AND WILL NOT BE SUBJECT TO THE PROXY STATEMENT REQUIREMENTS, AND OUR OFFICERS, DIRECTORS AND 10% STOCKHOLDERS WILL NOT BE REQUIRED TO SUBMIT REPORTS TO THE SEC ON THEIR STOCK OWNERSHIP AND STOCK TRADING ACTIVITY, ALL OF WHICH COULD REDUCE THE VALUE OF YOUR INVESTMENT AND THE AMOUNT OF PUBLICLY AVAILABLE INFORMATION ABOUT US.

     As a result of this offering as required under Section 15(d) of the Securities Exchange Act of 1934, we will file periodic reports with the Securities and Exchange Commission through October 31, 2012, including a Form 10-K for the year ended October 31, 2012, assuming this registration statement is declared effective before that date. At or prior to October 31, 2012 we intend voluntarily to file a registration statement on Form 8-A which will subject us to all of the reporting requirements of the 1934 Act. This will require us to file quarterly and annual reports with the SEC and will also subject us to the proxy rules of the SEC. In addition, our officers, directors and 10% stockholders will be required to submit reports to the SEC on their stock ownership and stock trading activity. We are not required under Section 12(g) or otherwise to become a mandatory 1934 Act filer unless we have more than 500 shareholders and total assets of more than $10 million on October 31, 2012. If we do not file a registration statement on Form 8-A at or prior to October 31, 2012, we will continue as a reporting company and will not be subject to the proxy statement requirements of the 1934 Act, and our officers, directors and 10% stockholders will not be required to submit reports to the SEC on their stock ownership and stock trading activity.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-1

22. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 30 THAT THE LANGUAGE HAS BEEN REVISED. HOWEVER, WHILE WE NOTE THE CHANGES MADE TO THE AUDITOR'S CONSENT, WE DO NOT SEE SIMILAR CHANGES IN THE AUDITOR'S REPORT. ACCORDINGLY, WE
     REISSUE THIS COMMENT. TO ELIMINATE INVESTOR CONFUSION, PLEASE HAVE YOUR AUDITOR, SILBERSTEIN UNGAR, PLLC, REVISE ITS OPINION AND ITS CONSENT TO SPECIFY THE PERIODS THAT WERE AUDITED (I.E., THE YEAR ENDED OCTOBER 31, 2011, AND THE PERIODS FROM FEBRUARY 25, 2010 (INCEPTION) THROUGH OCTOBER 31, 2010 AND FEBRUARY 25, 210 (INCEPTION) THROUGH OCTOBER 31, 2011, RESPECTIVELY).

     The opinion has been revised and updated consent filed with the Form S-1A

     EXHIBIT 99.1

23. WE NOTE THAT YOU FILED A NEW EXHIBIT IN RESPONSE TO PRIOR COMMENT 34; HOWEVER, IT REMAINS UNCLEAR WHY THE REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGEMENTS YOU ARE REQUIRING INVESTORS TO MAKE ARE APPROPRIATE. PLEASE TELL US THE PURPOSE AND EFFECT OF EACH REPRESENTATION, WARRANTY AND ACKNOWLEDGEMENT THAT YOU ARE REQUIRING OF INVESTORS. ALSO PROVIDE US YOUR ANALYSIS OF HOW EACH SUCH REPRESENTATION, WARRANTY AND ACKNOWLEDGEMENT IS CONSISTENT WITH SECTION 14 OF THE SECURITIES ACT.

     We are asking our investors to make certain representations in order to make them aware of their rights and obligations and protect our company.

     We do not believe that any of these representations, warranties or acknowledgments requires any of our investors to waive compliance with any provisions of the Securities Act, or the rules and regulations thereunder. The representation in Section 1 simply protects the company from the investor laying claim against one of our directors for offering the stock under misrepresentations. Section 2 is simply an acknowledgement that the investor has seen a copy of the Prospectus, which we are required to show them to effect the sale. Section 3 is simply a survival clause and the last part of the signature page notifies the investor that they have a 2 business day cancellation right. This is a contractual agreement, not affected by the Securities Act.

     Please advise if the commission still feels that our offering document asks
     investors   to   make   inappropriate   representations,    warranties   or
     acknowledgments.

                                             Sincerely,

                                             Greenwind NRG Inc.


                                             /s/ James Sammon
                                             -----------------------------------
                                             James Sammon